EXHIBIT 99.1

Tricom Announces New Chairman and Board Appointments

SANTO DOMINGO, Dominican Republic, June 2 — Tricom, S.A. (OTC Bulletin Board: TRICY - News) announced today that Ricardo Valdez Albizu has been named chairman of the company’s board of directors. Mr. Valdez Albizu has been a non-executive member of the company’s board of directors since February 2004. Carl Carlson, who resigned his position as director, had been the acting chairman since December 2003. Mr. Carlson, who had been a member of the board of directors since 2000, will continue to serve as president and CEO overseeing the company’s day-to-day operations. The company also announced the appointments of James Deane, Roberto Saladin, Arturo Pellerano and Adriano Tejada to its board of directors.

James Deane, 61, earned his bachelor’s degree in industrial engineering from Stanford University and has a master’s degree in business administration from the Wharton School of Business, University of Pennsylvania. Mr. Deane is the Chief Executive Officer and majority shareholder of DSJ Holdings, Inc., a Miami based Florida corporation specializing in the origination of structured trade transactions and procurement for overseas buyers in Latin America and Africa. Mr. Deane is a former 21-year Citibank executive where he served in key positions in Latin America and the U.S., including assignments as Country Corporate Officer in Ecuador and the Dominican Republic.

Roberto Saladin, 67, is a highly respected Dominican businessman who has held numerous governmental and diplomatic positions, including Dominican Ambassador to the United States, General Manager of the state-owned Banco de Reservas, the country’s largest commercial bank, and Advisor to the United Nations Development Programme (UNDP), among others. Mr. Saladin holds a law degree from Universidad Autonoma de Santo Domingo.

Arturo Pellerano, 50, is the founder and former chairman, president and chief executive officer of Tricom, S.A. Mr. Pellerano, holds a bachelor’s degree in Economics from Universidad Pedro Henriquez Urena.

Adriano Tejada, 56, holds a law degree from Universidad Catolica Madre y Maestra, and a master of arts in political science from Temple University, Philadelphia. Mr. Tejada is also a Fulbright scholar with studies in journalism and political history from the University of Pittsburgh. Mr. Tejada is a former associate professor and dean at Pontificia Universidad Catolica Madre y Maestra and has been the editor of several prominent newspaper publications in the Dominican Republic. Mr. Tejada served as press secretary for President Leonel Fernandez from 1997 to 2000.

The four new appointments brings the number of directors on the Company’s board of directors to ten, consisting of the following individuals: Ricardo Valdez Albizu, Hector Castro Noboa, Edwin Corrie, Anibal de Castro, James Deane, Marino Ginebra, Arturo Pellerano, Roberto Saladin, Adriano Tejada and Valeriano Valerio.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. The Company offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, the Company is one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through its subsidiary, TCN Dominicana, S.A., the Company is the largest cable television operator in the Dominican Republic based on its number of subscribers and homes passed. For more information about Tricom, please visit http://www.tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.